Mail Stop 3561

April 27, 2009

VIA FACSIMILE AND U.S. MAIL

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019

> **Re: Target Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A Filed April 21, 2009**
> **by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV**
> **Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square**
> **International, Ltd., Pershing Square International IV Trade-Co, Ltd.,**
> **Pershing Square International IV-I, Ltd., Pershing Square Capital**
> **Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC**
> **Pershing Square Holdings GP, LLC, William A. Ackman, Michael L. Ashner**
> **James L. Donald, Ronald J. Gilson, Richard W. Vague, Ali Namvar and Roy**
> **J. Katzovicz**
> **File No. 1-06049**

Dear Mr. Katzovicz:

　　　　We have reviewed your letter dated April 21, 2009 and related filings and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to comment 13 of our letter dated April 17, 2009. We note that statements apparently made by Mr. Ackman to *Investment Dealers Digest* were published in an article by Gerelyn Terzo on April 17, 2009. Please file this interview transcript as definitive additional soliciting material.

Revised Preliminary Proxy Statement on Schedule 14A Filed on April 21, 2009

2. Please refer to the following excerpt of the *Investment Dealers Digest* article: "Last year, Ackman unveiled a plan to create a TIP REIT – which would have entailed Target spinning of much of its real estate into a REIT and then leasing the land back from that entity. The TIP REIT was rejected, though Ackman still sees untapped value. 'If we win, I will have only one seat. I think there continues to be opportunity in Target's real

estate. If the board doesn't want to look at [a real estate transaction], I'm prepared to accept that. We have no deals with any of our directors on the TIP REIT or otherwise,' Ackman says." Please refer to comments 3 and 4 of our letter dated March 20, 2009 and provide further details in your proxy statement concerning the opportunity you see in Target's real estate.

Cover Letter

3. We note you clarify on page 11 that the options you own beneficially have no voting rights. Please make that clarification in the first paragraph of your cover letter as well.

4. We note your response to comment 4 of our letter dated April 17, 2009. Please revise your disclosure to delineate further what you mean by "CEO-level operating experience" in retail, credit cards and real estate by including the explanation that you provided to us in your response letter.

5. Please also provide support for your statement that Target "is one of the largest owners of retail real estate in the country."

6. Consistent with comment seven of our letter dated April 17, 2009, please revise the reference you make to your 7.8% ownership on page iv by specifying numerically the portion of your ownership held in shares and derivative securities. In this regard, provide support for your statement that you are the largest equity owner of Target. The same comment applies to the definitive additional soliciting materials filed on April 24, 2009 and, in particular, the statement on page 5 that Mr. Ackman, along with Pershing Square, "represent[s] the third largest shareholder with holdings of 7.8% of the company."

7. We note your response to comment 3 of our letter dated April 17, 2009. Please revise the following sentence on page iv beginning, "At the upcoming meeting, the company is asking shareholders to vote to reduce the size of the board...," to clarify that this is the effect of Proposal One based in your interpretation of Target's restated articles of incorporation, as literally the company is asking shareholders to "determine" that the board shall consist of 12 directors.

Pershing Square's Track Record, page 4

8. We note that you acknowledge at the end of this discussion that stock price performance is a function of a variety of factors, however, you should make this acknowledgement at the outset of this section. Please also specifically state that you cannot know whether you were at all responsible for the creation of value described in any of the transactions you discuss here, particularly because the level of your involvement in the examples you provide varies and there is no way of knowing whether your involvement directly created shareholder value versus the involvement of other investor(s). For example, you indicate that "the value of Wendy's stock…nearly doubled during the course of Pershing Square's involvement with the company," which implies that you were responsible for such

increase when, in fact, there were likely multiple factors, including other shareholders, who were pressing for change at the company and who might have been equally responsible for such increase. Further, please balance out this discussion with a summary of any instances where you were not successful in creating shareholder value. In this regard, we refer you to the response number 6 contained in the letter you provided dated March 24, 2009 in which you acknowledged that "not every Pershing Square investment has yielded a positive return to Pershing Square or to shareholders who held at the same time."

Proposal 1: Determination of the Size of the Board, page 8

9. We note your response to comment 9 of our letter dated April 17, 2009. You still have not sufficiently supported your belief that Proposal One is "an attempt at preserving the incumbency of existing directors," as opposed to "a means of attracting and electing the most qualified directors." It is not clear why a proposal concerning the board's size would have any bearing on the composition of the board in terms of the qualifications of its members and, even if this was not the case, it is not clear why you are referring to preserving the incumbency of directors when the thirteenth director, if the board's size is 13, will be your nominee, not an incumbent.

Definitive Additional Soliciting Materials on Schedule 14A Filed on April 24, 2009

We Believe That Target's Board Lacks Sufficient Relevant Experience in Retail, Credit Cards, and Real Estate, page 2

10. We note the following sentences on page 2 of your mailing to shareholders on April 24, 2009: "Beginning August 2, 2007 and in multiple in-person and telephonic meetings thereafter, we endeavored to convince Target to transfer the credit and funding risks associated with its credit card operation to a partnering financial institution. Target instead elected to retain substantially all of the credit risk and more than half of the funding risks associated with this business segment *because of its insistence on retaining underwriting control*." (emphasis added) Please provide support for the portion of the excerpt in italics.

The Nominees for Shareholder Choice Are Entirely Independent, page 3

11. We note your statement on page 3: "Pershing Square has no agreements, understandings, or arrangements with the Nominees for Shareholder Choice, other than they have agreed, if elected, to serve on the board." In the future when you make this statement, please acknowledge the indemnification agreements with your nominees mentioned on page 12 of your revised preliminary proxy statement filed on April 21.

Compare the Nominees for Shareholder Choice with the Incumbent Directors, page 3

12. We note your statement on page 3: "While Ms. Dillon is considered to be independent by the Target board, [you] note that according to Target's proxy, Target does business with McDonald's." Please tell us how Target's business with McDonald's would impact any independence standard to which Target is subject. According to page 13 of Target's definitive proxy statement filed on April 21, "Target's purchases from McDonald's amounted to less than .01% of McDonald's revenue in each of the past three fiscal years." The same comment applies to similar statements you make concerning Mr. Kovacevich's independence and Mr. Tamke's independence.

13. We note your statement on page 5: "Despite what you have heard from Target about Pershing Square 'favoring risk taking' because we own Target stock options, we note that Target's management and the board have a greater percentage of their ownership in derivatives than Pershing Square." (emphasis in original) In the future, please distinguish and further clarify the difference between cash-settled call options from stock-settled call options.

14. We note on page 7 of your comparison of Target's board election to a "Third World" election in which an incumbent president "could spend an unlimited amount of taxpayers' money without their consent to reelect himself term after term." You further refer to the costs associated with the solicitation and imply that Target would engage in similar practices. In the future, please refrain from making such comparative statements without acknowledging the legal constraints imposed on the Board that would prevent it from engaging in such practices.

*   *   *

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions. You may also contact Mellissa Campbell Duru, Special Counsel, in the Office of Mergers & Acquisitions at (202) 551-3757 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew E. Nagel, Esq.
       Kirkland & Ellis LLP
       Facsimile No. (212) 446-4900